Exhibit 99.2

MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
 (Amounts in United States Dollars unless otherwise indicated)
TWELVE MONTHS ENDED DECEMBER 31, 2006 and 2005

The following Management's Discussion and Analysis ("MD&A") of Lundin Mining Corporation ("Lundin Mining" or the "Company") has been prepared as of March 31, 2007 and is intended to supplement and complement the accompanying audited Consolidated Financial Statements and Notes for the year ended December 31, 2006. Please also refer to the cautionary statement of forward-looking information at the end of the MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com. All the financial information in this MD&A is in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and all dollar amounts in the tables, including comparatives, are expressed in thousands of US dollars, unless otherwise noted.

Overview

Lundin Mining is a Canadian based international mining company that owns and operates the Zinkgruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead mine in Ireland, and the Neves-Corvo copper/zinc mine in Portugal. Additionally, the Company owns the Storliden copper/zinc mine in Sweden, which is operated by Boliden, as well as the Aljustrel zinc/lead/silver mine in Portugal, which is in the development stage and scheduled to begin production in September 2007.

Recent Developments and 2006 Highlights

Record Earnings

Record ed earnings of $152.9 million, or $1.02 per share on sales of $539.7 million. Record sales and earnings were driven by strong production and metal prices during the year.

Lundin Mining and EuroZinc Mining finalized merger

On August 21 2006, Lundin Mining and EuroZinc Mining Corporation ("EuroZinc") announced that the two companies had entered into an agreement to merge through a Plan of Arrangement. Following approvals at Special Shareholders' Meetings held by each of the companies on October 19, 2006, and court approval on October 24, 2006, the transaction closed on October 31, 2006. In conjunction with the merger, Lundin Mining commenced trading on the American Stock Exchange ("AMEX" symbol LMC), which is in addition to the Company's Toronto Stock Exchange ("TSX" symbol LUN) and the Stockholm Stock Exchange ("SSE" symbol LUMI) listings.

Lundin Mining now operates two mines in Sweden and a mine in Portugal and Ireland. In September 2007, a fifth mine is planned to start production in Portugal. Production for 2006, on a combined basis, amounted to 89,218 tonnes of copper metal contained in concentrate, 171,293 tonnes of zinc metal contained in concentrate, 45,106 tonnes of lead metal contained in concentrate and 2,538,225 ounces of silver contained in concentrate. The Company has approximately 1,500 employees following the merger.

For further information regarding the merger between Lundin Mining and EuroZinc Mining, see the October 31, 2006 news release issued by the Company.

Finalized acquisition of 49% interest in the Ozernoe zinc/lead project

The acquisition of a 49% interest in the Ozernoe project, a major zinc/lead deposit located in the Republic of Buryatia in the Russian Federation, was finalized in November 2006. Lundin Mining's consideration for its 49% interest was $125 million.

A joint venture company was formed which is held 49% by Lundin Mining and 51% by IFC Metropol ("Metropol"). The activities of the joint venture company are governed by a Shareholders Agreement. Lundin Mining's $125 million consideration comprised of $2 million, paid to secure negotiation exclusivity on the project, and $113 million paid upon closing of the transaction, of which $10 million is for costs incurred after signing the Letter of Intent in May, 2006 for a bankable feasibility study. The remaining $10 million is payable after the project has commenced commercial production. The final purchase price is subject to an adjustment based on recoverable zinc metal from the JORC Code resources that are confirmed in the bankable feasibility study.

The Company has overall management responsibility for the project, including development, construction and operation of the mine once completed. The preliminary capital expenditure for the project is $400 million, which is the estimate in the pre-feasibility study. The Company is also responsible for arranging project financing in an amount equal to 60% of the cash required to put the project into commercial production, with the remaining 40% injected as equity by the Company and Metropol on a pro-rata basis.

For further information regarding the acquisition of Ozernoe, see the November 17, 2006 news release issued by the Company.

Investment in Mantle Resources

In November 2006, the Company entered into a financing arrangement with Mantle Resources Inc., a publicly traded mining company listed on the TSX Venture Exchange (TSX.V : MTS), pursuant to which the Company subscribed for 3,685,000 units of Mantle by way of a non -brokered private placement at a price of Cdn$0.78 per unit for an investment of C$2,874,300. Each unit consisted of one common share of Mantle and one common share purchase warrant, exercisable into one common share of Mantle at a price of Cdn$0.78 for a period of two years from the closing of the private placement. This investment represents less than 10% of the issued and outstanding common shares of Mantle on December 31, 2006. These shares are subject to a four-month hold period from the date of closing.

On March 16, 2007 Lundin Mining announced that subject to regulatory approval it will be making an additional investment in Mantle Resources Inc. by subscribing for 1,700,000 units by way of a non-brokered private placement at a price of Cdn $1.15 per unit for an investment of Cdn $1,955,000. Each unit will consist of one common share plus one half of one common share purchase warrant. Each whole warrant will be exercisable into one additional common share of Mantle at a price of Cdn$1.75 for a period of two years from the closing of the private placement. The securities in the units will be subject to a four-month hold period from the date of closing. Upon the completion of the private placement, in addition to its current holdings, Lundin Mining will hold just under 10% of t he common shares of Mantle.

Mantle is exploring the Akie zinc-lead property in northeastern British Columbia, Canada which comprises of mineral claims covering approximately 5,400 hectares and is approximately 20 km to the southeast of the Cirque deposit (owned by Teck Cominco/Korea Zinc). The historical resource estimate of the Cirque deposit is in excess of 40 million tonnes grading 7.8% zinc, 2.2% lead and 48 grams of silver per tonne. Mantle was entitled to earn a 65% interest in the Akie property pursuant to an option agreement with Ecstall Mining Corporation. On February 26, 2007 Mantle reported that it had acquired approximately 96% of the issued shares of Ecstall Mining Corporation. Mantle also recently acquired a 100% interest in certain mineral claims located in the Mt. Alcock area of northeastern British Columbia.

For further information regarding the investment in Mantle Resources Ltd., see the November 24, 2006 and March 16, 2007 news release issued by the Company.

Acquisition of 4 million units of Sanu Resources Ltd.

In January 2007 Lundin Mining completed the acquisition of 4,000,000 units of Sanu Resources Ltd. ("Sanu") at a price of C$0.65 per unit for a total investment of C$2.6 million. Each unit comprise one common share and one c ommon share purchase warrant, exercisable into one common share of Sanu at a price of C$0.90 per share over a 2–year period. As a result of the acquisition, the Company owned approximately 14% of the issued and outstanding common shares of Sanu as at January 30, 2007 before giving effect to any shares that may be acquired by the Company on exercise of the share purchase warrants.

Sanu is a publicly-traded mining company listed on the TSX Venture Exchange (TSX.V: SNU).

For further information regarding the investment in Sanu Resources Ltd., see the January 30, 2007 news release issued by the Company.

Lundin Mining Board of Directors

As a result of the merger with EuroZinc Mining Corporation, five Board members from the former EuroZinc Board replaced an equivalent number of existing Lundin Mining Board members, thereby ensuring both companies were equally represented in the combined company going forward. The new Board is comprised of Lukas Lundin (Chairman), Colin Benner (Vice-Chairman), Donald Charter, John Craig, Brian Edgar, Graham Mascall, David Mullen, Bill Rand, Tony O'Reilly and Dale Peniuk.

Announcement of management changes

Effective March 31, 2007 Mr. Colin K. Benner, Vice Chairman and Chief Executive Officer of Lundin Mining stepped down as Chief Executive Officer, remaining as Vice-Chairman and a Director of the Company. Mr. Karl-Axel Waplan, previously President and Chief Operating Officer of the Company, remained as President and replace d Mr. Benner as Chief Executive Officer. In addition, Mr. João Carrêlo, previously Executive Vice President and Chief Operating Officer of Spain and Portugal Operations assumed the role of Chief Operating Officer of Lundin Mining.

On February 9, 2007 the Company announced the appointment of Mikael Schauman to the position of Vice President Marketing effective immediately. Mr. Schauman will be based in Stockholm and report directly to the Chief Executive Officer of the Company.

On March 19, 2007 the Company announced the appointment of Dr. Wojtek Wodzicki to the position of Vice President of Strategic Partnerships and Dr. Neil O'Brien as Senior Vice President of Exploration and Business Development effective April 1, 2007. Dr. Wodzicki and Dr. O'Brien will both be based out of Vancouver.

Negotiations with the unions at Galmoy

On January 12, 2007, the Company reported on the status of negotiations between management of the Galmoy mine and the unions representing its employees. Delays in the negotiations, which have been ongoing since June 2006, resulted in employees at the mine becoming distracted by the process and production was negatively impacted. On February 7, 2007, the Company reported that production at Galmoy had returned to normal levels. The Company expects negotiations, led by the Irish Labour Relations Commission, will resume shortly.

Stock split

The Company announced a three -for-one subdivision of its common shares on January 22, 2007. The Company's common shares commenced trading on a subdivided basis on February 1, 2007 on the Toronto Stock Exchange and on February 9, 2007 on the American Stock Exchange. The Company's Swedish depository receipts commenced trading on a subdivided basis on the Stockholm Stock Exchange on February 1, 2007. The three-for-one subdivision was payable on February 8, 2007 to shareholders of record at the close of business on February 5, 2007 , granting all such shareholders two additional common shares for every common share of the Company held.

Management believes there has been limited liquidity in the co mmon shares of the Company and that the subdivision will create a larger public float and greater liquidity. Post completion of the split there is approximately 285 million shares issued and outstanding.

Selected Annual Information

Fiscal year ended December 31,	2006	2005

Sales (US$000,000's)	539.7	192.1
Net income (US$000,000's)	152.9	30.0
Net income
per share, basic (US$) (i)	1.02	0.26
Net income
per share, diluted (US$) (i)	1.01	0.26

Cash provided by operations	247.2	66.7

Total assets	2,829.6	406.8

Total long-term financial liabilities	58.4	13.6

(i)      All share related information (i.e. net income per share) is calculated as if the three-for-one stock split effective February 5, 2007 had occurred at the beginning of the first period presented.

Selected Quarterly Financial Information
Three months ended	31-Dec-06	30-Sep-06	30-Jun-06	31-Mar-06	31-Dec-05	30-Sep-05	30-Jun-05	31-Mar-05
								(ii)
Sales (US$000's)	236,072	98,941	112,918	91,798	63,820	48,683	43,537	36,033
Net income (US$000's)	63,590	30,737	37,161	21,461	14,221	9,637	3,170	2,936
Net income
per share, basic (US$) (iii)	0.28	0.25	0.3	0.18	0.12	0.08	0.03	0.03
Net income
per share, diluted (US$) (iii)	0.27	0.25	0.3	0.17	0.12	0.08	0.03	0.03

(ii)      Restated for the change in the reporting currency of the Company.

(iii)    The net income per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding. All share related information (i.e. net income per share) are calculated as if the three-for-one stock split effective February 5, 2007 had occurred at the beginning of the first period presented.

Net income for the fourth quarter ended December 31, 2006 was $63.6 million on sales of $236.1 million compared to net income of $14.2 million on sales of $63.8 million for the corresponding period in 2005. The increase in both net income and sales for 2006 was due primarily to higher metal prices along with the earnings and sales impact of the EuroZinc acquisition from October 31, 2006. Further discussion on the 2006 fourth quarter results can be found on the February 28, 2007 news release filed on the SEDAR website or is available on the Company's website at www.lundingmining.com.

Summary of Operations

Metal Produced*
		Twelve months ended,
		31-Dec-06	31-Dec-05
Zinc (tonnes)	Neves-Corvo	7,505	-
	Zinkgruvan	75,909	69,981
	Storliden	27,824	32,024
	Galmoy	60,055	74,321
	Total	171,293	176,326

Copper (tonnes)	Neves-Corvo	78,576	88,354
	Storliden	10,642	10,839
	Total	89,218	99,193

Lead (tonnes)	Zinkgruvan	31,850	36,674
	Galmoy	13,256	17,284
	Total	45,106	53,958

Silver (ounces)	Neves-Corvo	645,521	764,828
	Zinkgruvan	1,760,907	1,866,061
	Galmoy	131,572	203,292
	Total	2,538,000	2,834,181

*100% of the production at Neves-Corvo and Galmoy is included for 2005 and 2006. This does not, however, represent Lundin Mining's actual ownership during these periods. EuroZinc Mining (owner of Neves-Corvo) completed a merger with Lundin Mining in October 2006 and ARCON (owner of Galmoy) was acquired by Lundin Mining in April 2005.

Metal Sold*
		Twelve months ended,
		31-Dec-06	31-Dec-05
Zinc (tonnes)	Neves-Corvo	6,063	-
	Zinkgruvan	78,716	66,490
	Storliden	27,824	32,012
	Galmoy	59,197	73,057
	Total	171,800	171,559

Copper (tonnes)	Neves-Corvo	79,249	92,409
	Storliden	10,642	10,851
	Total	89,891	103,260

Lead (tonnes)	Zinkgruvan	29,438	35,654
	Galmoy	14,042	15,063
	Total	43,480	50,717

Silver (ounces)	Neves-Corvo	412,784	508,273
	Zinkgruvan	1,629,133	1,814,166
	Galmoy	155,633	186,673
	Total	2,197,550	2,509,112

*100% of the production at Neves-Corvo and Galmoy is included for 2005 and 2006. This does not, however, represent Lundin Mining's actual ownership during these periods. EuroZinc Mining (owner of Neves-Corvo) completed a merger with Lundin Mining in October 2006 and ARCON (owner of Galmoy) was acquired by Lundin Mining in April 2005.

Results of Operations

Summary

Revenue for the year ended December 31, 2006 reached a record level of $539.7 million. Net earnings were a record $152.9 million, or $1.02 per share ($1.01 per share on a dilute basis). Cash flow from operations was a record $247.2 million compared with $66.7 million a year earlier. The Company's consolidated cash position at December 31, 2006 was a record $402.2 million, for a 440% increase over prior year's balance of $74.4 million.

The acquisition of EuroZinc on October 31, 2006 together with the weakness in the US dollar against other major foreign currencies resulted in a $77.8 million increase in the cumulative translation adjustments to $52.4 million for the year ended December 31, 2006.

Sales

Total sales increased 181% or $347.7 million in 2006 to $539.7 million compared to $192.1 million for 2005. This increase was due primarily to significantly higher metal prices, the EuroZinc acquisition which contributed $110.9 million from the Neves-Corvo copper mine, from November 1, 2006 and the inclusion of a full years production from the Galmoy mine, which was purchased in the second quarter of 2005.

Cost of Sales

Cost of sales increased 122% or $120.4 million in 2006 to $219.1 million compared to $98.7 million for 2005. This increase was due primarily to increased sales resulting from the merger with EuroZinc Mining as of November 1, 2006 and full year's production from the Galmoy mine. In addition, the Company had to fair value Neves -Corvo's existing concentrates inventory and stock pile ore on the acquisition of the EuroZinc at October 31, 2006. This resulted in a non-recurring charge of $38.6 million to cost of sales in November and December 2006.

Accretion of Asset Retirement Obligations

Accretion of asset retirement obligation for 2006 was $1.3 million compared to $Nil in 2005 due primarily to the acquisition of the Neves Corvo copper and Aljustrel zinc mines from Eurozinc beginning on November 1, 2006 and from the Galmoy mine.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased 44% or $23 million to $75 million for 2006 compared to $52 million for 2005. This increase was due to primarily to the acquisition of EuroZinc on October 31, 2006 which contributed $7.8 million of depreciation, depletion and amortization from the Neves-Corvo mine and a full year's depreciation, depletion and amortization from the Galmoy mine which was purchased in second quarter of 2005. The depreciation, depletion and amortization on the mining assets from the Neves -Corvo mine were based on the new fair values allocated to each of the respective mining assets acquired in accordance with CICA Handbook Section 1581 "Business Combinations".

General Exploration and Project Investigation

General exploration and project investigation costs increased 39% or $2.8 million to $9.9 million compared to $7.1 million in 2005. This increase is related to higher levels of exploration activity on the Company's mining concessions.

Selling, General and Administration

Selling, general and administration costs increased 74% or $5.5 million to $17.1 million in 2006 compared to $9.8 million for 2005. This increase was the result of higher corporate development costs, the additional personnel and administrative costs assumed from the acquisition of EuroZinc. The Company expects SOX implementation costs to be significant in 2007 in order to be compliant by 2007 year end.

Stock-based Compensation

Stock-based compensation was $2.4 million for 2006 compared to $ 1.1 million for the same period in 2005, an increase of $1.3 million for 2006. This increase was due primarily to the vesting and revaluation of stock options and stock appreciation rights issued on the acquisition of Eurozinc.

Foreign Exchange Gains (Losses)

Foreign exchange loss for 2006 was $16.9 million comprising of $9.5 million of realized and $7.4 million of unrealized losses compared to a foreign exchange gain of $4.0 million for the same period in 2005. Higher foreign exchange losses were due primarily to holding of a significant portion of US denominated working capital items in mining operations where the functional currency was either the Euro or the Swedish Kronor. The US currency declined approximately 12% against the Euro and 14% against the Swedish Kronor.

Gains (Losses) on Derivative Instruments

Gain and losses on derivative instruments comprise of realized and unrealized gain and losses from the Company's forward sales, puts and call options contracts on a portion of the Company's metal production and foreign exchange contracts to cover the Company's Euro denominated operating and capital expenditures. The net gain on derivatives for 2006 was $0.4 million compared to a net loss of $2.1 million in 2005, a $2.5 million improvement for the year. The $0.4 million net derivative gain is comprised of realized derivative losses of approximately $27.6 million offset by a $28.0 million reversal of its marking-to-market of the Company's outstanding metal and foreign exchange hedges or from the contract settlements. The favourable adjustment to the outstanding hedges was due to the weakening US dollar and lower metal prices in the last quarter of 2006.

Interest and Other Income and Expenses

Interest and other income and expenses increased $6.8 million to $8.3 million for 2006, compared to $1.5 million for 2005. The cash balances and other income from the Neves-Corvo mine accounted for $3.7 million of this year over year increase. In general, cash balances have increased steadily throughout 2006 due to significant positive cash flows from operations, thereby resulting in higher interest income.

Interest and Bank Charges

Interest and bank charges increased $1.1 million in 2006 to $1.6 million compared to $0.5 million in 2005. This increase was primarily due to interest expense on long-term loan and commercial paper facility and accretion of Neves-Corvo's short-term loan, all acquired as part of the EuroZinc acquisition.

Gain on Sale of Investments

There was no gain on sale of its investments during 2006 compared to a $17.8 million pre-tax gain in 2005 from the sale of the Silver Wheaton shares and warrants received in connection with the Company's sale of silver production from the Zinkgruvan mine (refer to Note 9 in the December 31, 2006 consolidated financial statements).

Current Income Taxes

Current income tax provision increased 257% or $36.2 million to $50.3 million in 2006 compared to $14.1 million in 2005. Income taxes increased significantly during 2006 as strong metal prices contributed to higher pre-tax earnings during the year. In addition, $8.5 million of this increase was from the last two months of earnings from the Neves-Corvo mine, purchased on October 31, 2006.

Future Income Tax Expense (Recovery)

Future income expense for 2006 was $1.9 million compared to a $0.8 million future income tax recovery for 2005. The future income tax expense was due primary to a reversal on a portion of the valuation allowance on the unrecognized future tax benefits from Galmoy's operating loss carry forwards at date of acquisition, which the Company believed that is was more likely than not that the Company may not be able to recognize the future tax benefits from these loss carry forwards.

Neves-Corvo Mine

	Twelve months ended
	Dec 31,	Dec 31,
(100% OF PRODUCTION)	2006	2005
Ore milled (tonnes)	2,094,527	2,056,081
Grades per tonne

Copper (%)	4.6	5.0
Zinc (%)	8.4	-
Recoveries

Copper (%)	88	88
Zinc (%)	60	-
Production (metal contained)

Copper (tonnes)	78,576	89,483
Zinc (tonnes)	7,505	-
Silver (oz)	645,521	764,828
Sales	$509,697	$314,934
Copper Cash Production Cost,
(US$/payable pound of copper)*	0.78	0.75**
* Copper Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits. ** From EuroZinc Annual Report 2005

Ownership

The Company acquired Eurozinc, which was the 100% owner of the Neves-Corvo Mine, on October 31, 2006 and the EuroZinc operating results were consolidated into the financial statements of the Company from November 1, 2006.

NOTE: In order to provide comparable data, production figures and financial data are presented for the full 12-month periods. However, results from the Neves-Corvo operation have only been included in the Company's results from November 1, 2006.

Production

Mill throughput for 2006 totalled 2,094,527 tonnes or 1.9% higher than 2005. This year's production was highlighted by the addition of zinc ore production beginning from July 2006.

The cut-off grade for mining operations was reduced as the result of higher copper price, thereby ensuring maximum exploitation of the resources and extending the mine life. This resulted in a grade for 2006 of 4.6%, compared with 5.0% a year earlier.

Cash production costs for copper in 2006 increased $0.03 per pound to $0.78 per pound due to the lower production as a result of lower cut-off grades.

The Company initiated two value enhancement campaigns aimed at improving labour productivity and optimizing capital productivity. The Company's Portuguese subsidiary, Somincor and the owner of Neves-Corvo mine, was elected "Best Company of the Year" by the Diario de Noticias national daily newspaper in Portugal.

Zinkgruvan Mine

	Twelve months ended
	Dec 31,	Dec 31,
(100% OF PRODUCTION)	2006	2005
Ore milled (tonnes)	787,003	803,883
Grades per tonne

Zinc (%)	10 .3	9.4
Lead (%)	4.6	5.1
Silver (g/t)	93	95
Recoveries

Zinc (%)	94	93
Lead (%)	88	89
Silver (%)	75	76
Production (metal contained)

Zinc (tonnes)	75,909	69,981
Lead (tonnes)	31,850	36,674
Silver (oz)	1,760,907	1,866,061
Sales	$197,015	$85,683
Zinc Cash Production Cost,
(US$/payable pound of zinc)*	0.54	0.27
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Production

Throughput in the mill for 2006 was 787,003 tonnes, or 2.1% below 2005 due to slightly lower mine production. This was more than offset by higher grade and recovery rates for zinc, resulting in an increase to total zinc metal production for 2006. Lead production was below its level a year earlier, primarily due to lower head grade.

Contractor for waste and ore development were employed during Q4 2006 in preparation for the planned production increases in 2007.

The production cash cost for 2006 increased $0.27 per pound of payable zinc as compared to 2005. This increase is attributable entirely to higher treatment charges.

Sales are up 130% to $197.0 million for 2006 as compared to $85.7 million in 2005 due to both higher zinc and lead prices.

Storliden Mine

	Twelve months ended
	Dec 31,	Dec 31,
(100% OF PRODUCTION)	2006	2005

Ore milled (tonnes)	362,316	319,411

Grades per tonne

Copper (%)	3.2	3.7

Zinc (%)	8.5	10.9

Recoveries

Copper (%)	91	92

Zinc (%)	91	93

Production (metal contained)

Copper (tonnes)	10,642	10,839

Zinc (tonnes)	27,824	32,024

Sales, TUSD	$114,323	$58,959
Zinc Cash Production Cost
(US$/payable pound)*	<0	<0
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Ownership

As of December 31, 2004, the Company held 74% of the shares of North Atlantic Natural Resources ("NAN"), the owner of the Storliden mine. During the first quarter of 2005, the Company acquired an additional 24% of the shares in NAN and initiated corporate procedures for the compulsory purchase of the remaining shares. As of June 30, 2006, the Company controlled 100% of the shares of NAN.

NOTE: In order to provide comparable data, production figures and financial data are presented for full 12-month periods, which include periods that ended prior to the date the Company acquired 100% interest of NAN.

Production

Tonnes of ore milled during 2006 were 362,316 tonnes, or 13.4% greater than in 2005.

Zinc and copper mill head grades during 2006 were lower than a year earlier as management elected to lower the cut-off grades to extend the life of the mine. Head grades for zinc and copper production for the remaining mine life are expected to remain at this lower level.

The zinc cash costs for Storliden during 2006 continued to be low due to the by-product credits from copper.

The closure of the mine is currently scheduled for the end of the fourth quarter of 2007. Total costs for the closure of the operations are expected to be less than $400,000. This obligation has already been provided for in the balance sheet.

Galmoy Mine

	Twelve months ended
	Dec 31,	Dec 31,
(100% OF PRODUCTION)	2006	2005

Ore milled (tonnes)	616,536	644,058

Grades per tonne

Zinc (%)	11.8	13.7

Lead (%)	3.2	4.0

Recoveries

Zinc (%)	83	84

Lead (%)	67	68

Production (metal contained)

Zinc (tonnes)	60,055	74,321

Lead (tonnes)	13,256	17,284

Sales, TUSD	$119,223	$68,289
Zinc Cash Production Cost
(US$/payable pound)*	0.90	0.46
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Ownership

The Company and ARCON, the previous owner of the Galmoy mine, completed a merger during the second quarter of 2005, with ARCON's financial results consolidated into the Company's financial statements, effective May 1, 2005.

NOTE: In order to provide comparable data, production figures and financial data are presented for full 12-month periods, which include periods that ended prior to the date the Company acquired 100% interest of ARCON.

Production

Tonnes of ore milled during 2006 were 4.3% lower to 616,536 tonnes compared to 2005. Production at the mine encountered technical issues related to the backfill plant which restricted mining during the latter part of the year. The blasting accident in April also affected production as the mine was at a stand-still for seven days.

Zinc recovery in the plant for 2006 was 83%, or one percentage point below 2005. This drop in recovery was expected based on the mining program at Galmoy.

Froth washing of the zinc concentrate has been tested with positive results and produced lower magnesium oxide (MgO) content in the concentrate. Other modifications to the zinc circuit are being tested during the first quarter of 2007.

Lead recovery in the plant was 67% for 2006, or one percentage point below 2005. This lower recovery was attributable to the processing of lower grade ore but was slightly above expectation. The expansion to the lead circuit was completed during fourth quarter of 2006 and the quality and recovery improvements resulting from the circuit changes are expected to be recognized in the first quarter of 2007.

The cash production costs at Galmoy for 2006 increased to $0.90 per pound, due primarily to the lower metal production and increased smelter treatment charges due to price participation.

Project Highlights & Exploration

Ozernoe

In June 2006, the Company signed a letter of intent ("LOI") with IFC Metropol, a private Russian financial institution, to acquire from Metropol's 100% owned subsidiary East Siberian Minerals a 49% interest in the Ozernoe project, a zinc -lead deposit located in the Republic of Buryatia in the Russian Federation. Subsequent to the signing of the LOI, and as part of an agreed due diligence Lundin Mining technically assisted East Siberian Minerals with a 4,000 metre resource verification drill program. Initial results received from that drilling confirmed that the massive sulphides indeed exist and also confirmed the existence of the mineralization as per the Jorc code compliant resource calculation performed by AMC. Subsequent on-site geochemical analyses of drill core samples have further confirmed these initial conclusions.

A preliminary assessment of the project contemplates construction of an open pit mining operation. Indicated resources are estimated at 157 million tonnes grading 5.2% zinc and 1.0% lead. During the fourth quarter of 2006 the Company completed the Ozernoe transaction with IFC Metropol/East Siberian Metals, and commenced managing the project. Key personnel were hired and put in place at the site, and a Project Committee with project partners was also established. Management solicited and received bids from engineering firms for a bankable feasibility study, which is expected to commence during Q2 '07. The final purchase price is subject to an adjustment, which is based on recoverable zinc metal from the JORC Code resources that will be confirmed in the bankable feasibility study.

Drilling and preliminary geochemical determinations from the Verification Drill Program have been completed. Resource verification and ore definition drill program were completed in the fourth quarter of 2006 and the results broadly confirmed the Soviet-age resource data with no evidence of errors. Deviations from the historical results have been adequately explained by geological variability of the deposit. Final design of an Infill Drill Program of Ozernoe was completed in the fourth quarter.

At full production the plant in Ozernoe is expected to produce on an annual basis between 300,000 and 350,000 tonnes of contained zinc, along with significant amounts of lead.

Aljustrel

As part of the merger with EuroZinc Mining in Q4 2006, the Company acquired the Aljustrel zinc-lead-silver project in Portugal, located approximately 40 kilometres from the Neves-Corvo mine.

During Q4 2006 the definition drilling on the Moinho deposit was completed. The drill results allowed for an upgrading of Indicated Resources to the Measured category, providing a greater level of confidence for detailed production design. Driving of the access ramps continued during with satisfactory advance being made. Preparations were also made for the drilling of both slick and fuel lines into the mine. Additional mine development work was conducted in the Moinho zone and for conveyor gallery service accesses. Work was also initiated on the conveying systems and the production hoisting system.

In the plant, redundant equipment and infrastructure were removed and/or replaced and the new surface crushing plant and grinding mills were purchased.

Work commenced on surface with the preparation of the new 60kV substation area. General office and staff accommodation, as well as camp areas for the workers, are all well underway and progress is essentially according to plan.

The project is on schedule for start up in September 2007, and when the mine reaches full production in September 2008 it is expected to produce on an annual basis 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead, and 1.25 million ounces of silver.

Exploration Highlights

Sweden

  Copperstone & Norrliden – The Copperstone project is located in the Skellefte mining district of northern Sweden, about 20 km northeast of the Storliden mine. During the early part of 2006, an exploration program completed nearly 3,000 metres of drilling. In subsequent quarters, geophysics (namely time-domain electromagnetics methods) attempted to further determine the extent of the known mineralization at Norrliden. In Q4 2006 additional drilling resulted in the discovery of significant new copper mineralized alternation zones at Copperstone whilst a mining permit for Norrliden was pending as part of an initiated pre-feasibility study. Results of this review are expected before the end of Q2 '07.

  Zinkgruvan – In Q2 2006 a special exploration team comprised of exploration and mine staff and consultants was assembled as part of the Company's multi-year, integrated in-mine and near-mine exploration program. The team's primary objective is to develop new ore reserves at Zinkgruvan, thus extending the life of this core asset. Encouraging results to date reaffirm managements' belief that new discoveries will be made.

Ireland

  Galmoy – The focus of the exploration efforts is to find additional ore to extend the life of the Galmoy mine. During Q1 2006, a new zone of zinc-lead-silver mineralization, named the CW Southeast Zone, was discovered. Exploring the extent of this body was a main focus throughout the remainder of 2006, with encouraging results. Another focus was the Rapla South brownfields target, discovered in Q2 2006, which saw additional drilling in the latter half of the year.

  Keel – The Keel property is located in Longford County Ireland. Geophysical surveying was carried out in Q1 2006 to identify new drill targets. Throughout Q2 and Q3 2006 a large historical data compilation and geological modelling effort was performed, resulting in the selection of various targets for Q4 2006 drilling. However, due to the lack of qualified drillers and drill rigs plans for this project have been delayed until 2007.

Portugal

  Iberian Pyrite Belt – As a result of the merger with EuroZinc Mining in Q4 2006, Lundin acquired exploration assets in Portugal. During this quarter, a total of 7,307 metres of exploration drilling was carried out in Portugal. Efforts focused on delineation of the Lombador deposit at Neves-Corvo. At the Chança prospect located on the Mertola concession near the Spanish border, two holes were successful in intersecting wide zones of intense pyrite and chalcopyrite stockwork veining. This drilling confirmed the presence of a very large and intense stockwork zone cross-cutting a thick sequence of volcanics.

Spain

  Toral – Final preparation and permitting work was being carried out in Q4 2006 at the Toral zinc-lead-silver project in northwest Spain. It is anticipated that the final demarcation of the license, awarded to Lundin Mining in Q2 2006, will be completed in Q1 2007, with the startup of exploration drilling during Q1 2007.

Metal prices and smelter treatment and refining charges

Prices for zinc, copper and lead increased considerably during 2006. The reduction in inventory levels of zinc on the London Metal Exchange ("LME"), which began in 2005, continued during 2006. The price of copper exhibited the same pattern as zinc and increased significantly compared to 2005. However, over 2006 the LME copper inventory has increased due to slower demand.
		Year	Year
		ended	ended	Change
(Average LME / LBM)		2006	2005	%

Zinc	US$/pound	1.49	0.63	137
	US$/tonne	3,275	1,381	137

Lead	US$/pound	0.59	0.44	32
	US$/tonne	1,290	976	32

Copper	US$/pound	3.05	1.67	83
	US$/tonne	6,722	3,678	83

Silver	US$/oz	11.57	7.31	58

The spot treatment charges ("TC") for zinc concentrates gradually increased over 2006, but remain considerably lower than the annual TC agreed to for the year. However, the Company expects an improvement in favour of the miners in 2007 with respect to both the TC as well as with the price sharing mechanism.

The TC annual negotiations for copper concentrates are ongoing, and as with zinc above, the terms are improving for the miners. Furthermore, it is expected that the price participation mechanism will also improve in favour of the miners. No change is expected in the TC for lead concentrate between 2006 and 2007.

Outlook

The outlook for metal prices for 2007 is mixed. The low LME inventory for zinc and lead, and the growth in demand for these metals, particularly from Asia, is expected to continue and the Company anticipates the zinc and lead prices to remain at high levels during 2007. The demand for copper has slowed and the LME inventory has increased and the Company expects that the fundamentals for copper will not be as strong as the fundamentals for zinc going forward in 2007. Nonetheless, the Company expects the price of copper to stay at historically high levels throughout the year.

The Company expects its operational performances in all of its mines to improve during 2007 compared with 2006. As well, overall production of contained zinc metal will increase with the addition of the Aljustrel zinc production in September 2007 and the increased output from Neves-Corvo and Zinkgruvan mines.

It should be noted that the price of silver for all silver production from Zinkgruvan going forward has been fixed by the 2004 silver sale transaction with Silver Wheaton whereby Zinkgruvan receives $3.90 per ounce or the market price if the market price of silver is less than $3.90 per ounce. The up-front cash payment received from Silver Wheaton in December 2004 has been deferred on the balance sheet and is realized on the statement of operations when the actual deliveries of silver occur.

Currencies

	Year ended	Year ended	Change
(Average)	2006	2005	%
SEK per US$	7.38	7.47	-1
SEK per C$	6.50	6.17	+5

C$ per US$	1.13	1.21	-6
US$ per Euro	1.26	1.25	+1

Liquidity and Capital Resources

Cash Resources

As at December 31, 2006, the Company had working capital of $292.6 million compared to working capital of $63.8 million as at December 31, 2005. Cash and cash equivalent was $402.2 million as at December 31, 2006 compared to $74.4 million as at December 31, 2005. The increase in the working capital was primarily due to the acquisition of EuroZinc as well as the positive cash flow generated from the Company's operations. Increased short-term tax liabilities (based on higher taxable income in 2006 vis-à-vis 2005) have served to partially offset the increase in asset working capital balances.

Management believes the Company's financial position at December 31, 2006, together with cash flows from operations, are more than sufficient to support the Company's operating and capital requirements on an ongoing basis.

The Company's 2007 capital spending initiatives include $103 million to complete the Aljustrel redevelopment with production commencing in September 2007 and $18 million to complete a bankable feasibility study at its 49% owned Ozernoe zinc project in Russia.

Critical Accounting Estimates

The Company's accounting policies are described in Note 2 of the annual consolidated financial statements for the year ended D ecember 31, 2006. The following policies, which require estimates that are subject to measurement uncertainty, are considered to be the most critical to understanding the Company's financial results:

Mining Properties and Related Expenditures

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimate d future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is deemed not to be recoverable. In undertaking this review, management of the Company is required to make significant es timates of, amongst other things, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an affect on the expected recoverability of the carrying values of the mining properties and related expenditures.

Measurement of Future Income Tax Assets and Liabilities

Future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases ("temporary differences"), and losses carried forward. Future income tax assets and liabilities are measured using tax rates that are expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Management of the Company is required to exercise judgments and make assumptions about the future performance of the Company in determining its ability to utilize loss carry -forwards and thereby realize the benefits of future income tax assets.

Valuation of Derivative Instruments

T he Company has determined that the currency contracts and the metal contracts do not qualify for hedge accounting and the charge to operations is determined by establishing the fair value of the instruments at the end of each reporting period. The mark-to-market value, which is based on the market price of the commodities, of the outstanding derivative contracts prepared by the counterparties has been reviewed by an independent hedging specialist to confirm the existence and estimated market value of the derivative contracts.

Reserves

Every year the Company conducts a review of its proven and probable reserve s in accordance with National Instrument 43-101, a rule adopted by the Canadian securities administrators as the standard for disclosure of mineral projects. This estimate is used to determine the mine life, viability and amortization rates. The estimate of reserves is based on the drill hole information, historical metallurgical results, estimates of future operating costs and estimated future metal prices. These estimates are performed by a "Qualified Person" as defined by National Instrument 43-101.

Amortization

The Company uses the units of production method for amortization of mineral properties and some of its fixed assets based on the reserves. Any significant changes in the Reserves could impact the amount of annual amortization.

Asset Retirement Obligations

The Company provides for the fair value of liabilities and capitalized costs for asset retirement obligations in the period in which they are incurred. The liability is accreted to its present value and the capitalized cost is amortized ove r the life of the related asset. Estimates of the liability associated with the retirement of an asset are based on existing law and regulations and the expected costs, which are subject to change. If the actual costs of reclamation exceed the recorded amount, then the Company will record a loss. Alternatively, if reclamation costs incurred are less than the amount recorded, a gain will be recorded.

Changes in accounting policies

The accounting policies in the c onsolidated financial statements as of December 31, 2006 are consistent with the policies applied as of December 31, 2005.

Risks and Uncertainties

Price Risk

The most significant risk affecting the profitability and viability of the Company is the fluctuation of metal prices, primarily zinc, copper, lead and silver, as the Company's earnings and cash flow are highly sensitive to changes in these metal prices. Low metal prices will affect the Company's liquidity, and if they persist for an extended period of time, the Company may have to look for other sources of cash flow to maintain liquidity until metal prices recover.

Volatility in the metal prices is influenced by factors such as exchange rates, inflation, political and the world's supply and demand fundamentals, which are beyond the control of the Company.

Credit Risk

The Company is subject to credit risk through its trade receivables. The Company manages this risk through evaluation and monitoring process such as using the services of credit agencies. The Company transacts with credit worthy customers to minimize credit risk and if necessary, provisional payment arrangements and the use of letters of credit, where appropriate. Credit risk relating to derivative contracts arising from the possibility that a counterparty to an instrument with an unrealized gain fails to settle the contracts. The Company transacts only with credit worthy counterparties that have strong credit ratings .

Foreign Exchange Risk

The Company transacts in a number of foreign currencies and as such, may be affected by fluctuations in foreign exchange rates. Currency fluctuations affect revenues, as the concentrates are sold in US dollars while operating costs and capital expenditures are transacted in other currencies. This exposes the Company to volatility in earnings The Company mitigates

Derivative Instruments

The Company manages its exposure to fluctuations in metal prices and foreign exchange rates by entering into derivatives instruments approved by the Company's Board of Directors. The Company does not hold or issue derivative instruments for speculation or trading purposes. These derivative instruments are marked-to-market at the end of each period and may not necessarily be indicative of the amounts the Company might pay or receive as the contracts ar e settled.

Reclamation Fund

As at December 31, 2006, the Company had $31.7 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company's various mine sites. The Company will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

Major contractual obligations

The Company's wholly-owned subsidiary, Somincor, which was acquired as part of the EuroZinc acquisition on October 31, 2006, has entered into the following commitments:

a)     Royalty payment under a fifty year concession agreement to pay the greater of 10% of net income or 0.75% of mine -gate production revenue. Royalty cost for the two months ended December 31, 2006 was $0.9 million;

b)     The port authority of Setubal and Sesimbra, Portugal for the use of the port facilities for a thirty-year period beginning in 1996 at an annual cost of $0.1 million per year;

c)     Railway transport agreement for ten years expiring in November 2010 at an estimated annual cost of $4.5 million per year;

d)     Setubal bulk terminal land and use license commitments totaling approximately $0.4 million per year for the duration of the life of the terminal facilities; and

e)     Computer equipment leases for the next two years in the amount of approximately $0.9 million per year.

During 2006, a major Swedish bank issued a bank guarantee of SEK 80 million (approx. $10.9 million) related to the future reclamation costs at Zinkgruvan. The beneficiary of the guarantee is the Swedish authorities. The Company agreed to indemnify the Swedish bank for the corresponding amount of the guarantee.

The Company has agreed to sell all of the silver contained in the lead concentrate production ("contained silver") from the Zinkgruvan mine to Silver Wheaton Corp. The contract extends for 25 years and if the Company has not delivered to Silver Wheaton at least 40 million ounces of contained silver, it has agreed to pay $1.00 per ounce for each ounce of contained silver not delivered. The transaction with Silver Wheaton was completed on December 8, 2004 and to the end of 2006 the Company has delivered 3.8 million ounces of contained silver.

The Storliden mine was developed by, and is being operated pursuant to an agreement with, Boliden Mineral AB ("Boliden"). The Company's subsidiary, North Atlantic Natural Resources, ("NAN"), is the operator of the mine and Boliden is the main contractor of the mine. Ore is processed at the Boliden Area Operations mill. After all costs of the operation are paid, the remaining cash flow is shared in the ratio two -thirds/one-third to NAN and Boliden respectively.

The fee charged by Boliden for mining at Storliden is cost plus 15%. For one-fifth of the Storliden deposit, NAN pays a 1.5% annual royalty on the Net Smelter Return to Cogema SA.

The payment obligations over the next five years are expected to be:
		Capital		Operating
	Debt	Leases	Other	Leases	Total
2007	$-	$2,842	$442	$1,473	$4,757
2008	-	2,518	3,138	1,215	6,871
2009	35,689	1,065	-	1,115	37,869
2010	-	360	-	1,030	1,390
2011	-	81	-	966	1,047
Total	$35,689	$6,866	$3,580	$5,799	$51,934

Related Party Transactions

For the year ended December 31, 2006, the Company paid $190,000 for rent, accounting and administrative services to a company owned by the Chairman of the Company. As at December 31, 2006, the Company had a $Nil balance owing to this related party.

Related party transactions are measured at their exchange amount, which is the amount of consideration received as established and agreed upon by the Company and the aforementioned related party.

Outstanding share data

As at March 26, 2007, the Company had 286,037,672 common shares outstanding and 2,215,955 share options and 1,113,961 stock appreciation rights outstanding under its stock-based incentive plans.

Evaluation of Disclosure Controls and Procedures

Management carried out an evaluation of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Multilateral Instrument 52 -109, Certification of Disclosure in Issuer's annual and Interim Filings) as of December 31, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that are filed are accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

During 2006 management, together with its professional advisors, reassessed whether the accounting treatment with respect to a long-term sales contract was properly applied under US GAAP for the year ended December 31, 2005. Previously, management and its advisors believed that certain terms in the long-term sales contract required the contract to be treated as a derivative instrument, which resulted in the recording of the contract at fair value under US GAAP with changes in fair value being taken into income as they occur. This is a highly complex issue and is subject to interpretation. Management, along with its current professional advisors, reassessed this contract during 2006 and determined that the contract does not represent a derivative instrument and the fair value of the embedded derivative within the contract is not significant at this time. As a result, the 2005 amounts in Note 20 of the December 31, 2006 consolidated financial statements, reconciling the differences between Canadian and US GAAP have been restated. Based on the restatement of the US GAAP reconciliation note, the CEO and the CFO have concluded that the Company's disclosure controls and procedures were not wholly effective as at December 31, 2005.

Internal Controls over Financial Reporting

Internal Control over Financial Reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance in the reliability of the Company's financial information and the preparation of the financial statements. The design includes policies and procedures that:

1.       pertains to the maintenance of records;

2.      provide reasonable assurance that the transactions are recorded accurately and that the receipts and expenditures are made in accordance with the authorizations of management and directors; and

3.      provide reasonable assurance in the prevention and timely detection of material unauthorized acquisition, use or disposal of the Company's assets.

Based upon its evaluation, management has determined that the design of the Company's internal control over financial reporting as at December 31, 2006 did not contemplate the preparation of financial statements in accordance with US GAAP . In light of the above, the Company now requires that senior financial personnel attend professional development training on current and new developments in US GAAP, regulatory and accounting issues in order to improve the preparation and monitoring of the US GAAP reconciliation.

Cautionary Statement on Forward-Looking Information

This report contains assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and de mand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Readers are cautioned not to put undue reliance on these forward -looking statements.

Non-GAAP Performance Measures

Zinc and copper cash production cost (US$/pound) are key performance measure that management uses to monitor performance. Management uses these statistics to assess how well the Company's producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles ("GAAP") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The dat a is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The following table presents the calculation of Zinc and Copper Cash Production Costs (US$/pound) for each of the Company's operations for the periods indicated.

Reconciliation of unit cash costs of zinc and copper to consolidated statements of operations Thousands of US dollars, except zinc and copper cash production cost per pound

	Twelve months ended 31-Dec-06			Twelve months ended 31-Dec-05
Zinc	Zinkgruvan	Storliden	Galmoy	Zinkgruvan	Storliden	Galmoy
Operating expenses, excluding depreciation	39,132	53,153	54,376	35,794	31,930	30,897
Operating expenses pre-merger with Lundin Mining	-	-	-	-	-	14,395
Treatment charges for zinc	75,241	23,206	58,356	27,215	13,629	30,263
By-product credits	(36,578)	(59,455)	(11,545)	(33,115)	(33,470)	(10,312)
Other items affecting cash production costs	(972)	(30,930)	(348)	5,438	(12,739)	(1,343)
Total	76,823	(14,026)	100,839	35,332	(650)	63,900

Zinc metal payable (tonnes)	64,522	23,639	51,061	59,500	27,223	62,845
Zinc metal payable (000's pounds)	142,207	52,100	112,538	131,138	60,000	138,511
Zinc cash production cost per pound *	0.54	(0.27)	0.90	0.27	(0.01)	0.46

* of which treatment charges for zinc comprise	0.53	0.45	0.52	0.27	(0.01)	0.46

	Twelve months ended 31-Dec-06
Copper		Neves-Corvo
Operating expenses, excluding depreciation		72,623
Operating expenses pre-merger with Lundin Mining		128,531
Treatment charges for zinc		9,378
By-product credits		(16,584)
Other items affecting cash production costs		(46,652)
Total		147,296

Copper metal payable (tonnes)		85,440
Copper metal payable (000's pounds)		188,363
Copper cash production cost per pound *		0.78

* of which treatment charges for copper comprise		0.05

Other Information

Additional information regarding the Company is included in the Company's Annual Information Form ("AIF") and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission ("SEC"), respectively. A copy of the Company's AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.